                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         Todhunter International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  0008890501
            ------------------------------------------------------
                                (CUSIP Number)

        Mr. Herman I. Merinoff           Andrew M. Crisses, Esq.
        c/o Charmer Industries Inc.      Baer Marks & Upham LLP
        19-50 48th Street                805 Third Avenue
        Astoria, New York  11105         New York, New York 10022
        (718) 726-2500                   (212) 702-5700
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 28, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 2 of 23 Pages
---------------------------                    -------------------------------

==============================================================================
1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Herman Merinoff

-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                        (b) [_]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS             SC, PF

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION     United States

-------------------------------------------------------------------------------
                7.  SOLE VOTING POWER        50,979  (See Item 5)
NUMBER OF
 SHARES         ---------------------------------------------------------------
BENEFICIALLY    8.  SHARED VOTING POWER      0
 OWNED BY
   EACH         ---------------------------------------------------------------
REPORTING       9.  SOLE DISPOSITIVE POWER   50,979  (See Item 5)
PERSON WITH
                ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER 0

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    50,979
                                              (See Items 3 and 5)

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    1.0%
                                                (See Item 5)

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON    IN
===========================================================================

                                  SCHEDULE 13D


---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 3 of 23 Pages
---------------------------                    -------------------------------

==============================================================================
1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Merinoff Family Co., LLC

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [x]
                                                                    (b) [ ]

------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    WC

------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                               [ ]

------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION   New York

------------------------------------------------------------------------------

   NUMBER OF         7.  SOLE VOTING POWER          5,000 (See Item 5)
    SHARES
  BENEFICIALLY       ---------------------------------------------------------
   OWNED BY          8.  SHARED VOTING POWER        0
     EACH
   REPORTING         ---------------------------------------------------------
  PERSON WITH        9.  SOLE DISPOSITIVE POWER     5,000 (See Item 5)

                     ---------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER   0

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    5,000
                                             (See Items 3 and 5)

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .10%
                                          (See Item 5)

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON    CO

=============================================================================

                                  SCHEDULE 13D


---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 4 of 23 Pages
---------------------------                    -------------------------------

==============================================================================
1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Efficiency Enterprises, Inc.

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS   WC

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      New York

-------------------------------------------------------------------------------

NUMBER OF       7.  SOLE VOTING POWER         212,635 (See Item 5)
 SHARES
BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY       8.  SHARED VOTING POWER       0
   EACH
 REPORTING      ---------------------------------------------------------------
PERSON WITH     9.  SOLE DISPOSITIVE POWER    212,635 (See Item 5)

                ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER  0

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   212,635
                                                (See Items 3 and 5)

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
                                        (See Item 5)

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON    CO

=============================================================================

                                  SCHEDULE 13D


---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 5 of 23 Pages
---------------------------                    -------------------------------

==============================================================================
1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Linda Merinoff

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS   SC

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States

-------------------------------------------------------------------------------

NUMBER OF       7.  SOLE VOTING POWER         0
 SHARES
BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY       8.  SHARED VOTING POWER       217,635 (See Item 5)
   EACH
 REPORTING      ---------------------------------------------------------------
PERSON WITH     9.  SOLE DISPOSITIVE POWER    0

                ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER  217,635 (See Item 5)

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   217,635
                                                (See Items 3 and 5)

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
                                        (See Item 5)

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON    IN

=============================================================================

                                  SCHEDULE 13D


---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 6 of 23 Pages
---------------------------                    -------------------------------

==============================================================================
1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Barbara Merinoff

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS   SC

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States

-------------------------------------------------------------------------------

NUMBER OF       7.  SOLE VOTING POWER         0
 SHARES
BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY       8.  SHARED VOTING POWER       217,635 (See Item 5)
   EACH
 REPORTING      ---------------------------------------------------------------
PERSON WITH     9.  SOLE DISPOSITIVE POWER    0

                ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER  217,635 (See Item 5)

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   217,635
                                                (See Items 3 and 5)

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
                                        (See Item 5)

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON    IN

=============================================================================

                                  SCHEDULE 13D


---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 7 of 23 Pages
---------------------------                    -------------------------------

==============================================================================
1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Spencer Merinoff

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS   SC

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States

-------------------------------------------------------------------------------

NUMBER OF       7.  SOLE VOTING POWER         0
 SHARES
BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY       8.  SHARED VOTING POWER       217,635 (See Item 5)
   EACH
 REPORTING      ---------------------------------------------------------------
PERSON WITH     9.  SOLE DISPOSITIVE POWER    0

                ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER  217,635 (See Item 5)

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   217,635
                                                (See Items 3 and 5)

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
                                        (See Item 5)

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON    IN

=============================================================================

                                  SCHEDULE 13D


---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 8 of 23 Pages
---------------------------                    -------------------------------

==============================================================================
1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Charles Merinoff

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS   SC

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States

-------------------------------------------------------------------------------

NUMBER OF       7.  SOLE VOTING POWER         0
 SHARES
BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY       8.  SHARED VOTING POWER       217,635 (See Item 5)
   EACH
 REPORTING      ---------------------------------------------------------------
PERSON WITH     9.  SOLE DISPOSITIVE POWER    0

                ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER  217,635 (See Item 5)

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   217,635
                                                (See Items 3 and 5)

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
                                        (See Item 5)

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON    IN

=============================================================================

                                  SCHEDULE 13D


---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 9 of 23 Pages
---------------------------                    -------------------------------

==============================================================================
1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Cathy Ellen Onufrychuk

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS   SC

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States

-------------------------------------------------------------------------------

NUMBER OF       7.  SOLE VOTING POWER         0
 SHARES
BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY       8.  SHARED VOTING POWER       217,635 (See Item 5)
   EACH
 REPORTING      ---------------------------------------------------------------
PERSON WITH     9.  SOLE DISPOSITIVE POWER    0

                ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER  217,635 (See Item 5)

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   217,635
                                                (See Items 3 and 5)

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
                                        (See Item 5)

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON    IN

=============================================================================

                                  SCHEDULE 13D


---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 10 of 23 Pages
---------------------------                    -------------------------------

==============================================================================
1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Patricia North

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS   SC

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States

-------------------------------------------------------------------------------

NUMBER OF       7.  SOLE VOTING POWER         0
 SHARES
BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY       8.  SHARED VOTING POWER       212,635 (See Item 5)
   EACH
 REPORTING      ---------------------------------------------------------------
PERSON WITH     9.  SOLE DISPOSITIVE POWER    0

                ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER  212,635 (See Item 5)

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   212,635
                                                (See Items 3 and 5)

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
                                        (See Item 5)

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON    IN

=============================================================================

                                  SCHEDULE 13D


---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 11 of 23 Pages
---------------------------                    -------------------------------

==============================================================================
1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nancy Stone

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS   SC

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States

-------------------------------------------------------------------------------

NUMBER OF       7.  SOLE VOTING POWER         0
 SHARES
BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY       8.  SHARED VOTING POWER       212,635 (See Item 5)
   EACH
 REPORTING      ---------------------------------------------------------------
PERSON WITH     9.  SOLE DISPOSITIVE POWER    0

                ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER  212,635 (See Item 5)

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   212,635
                                                (See Items 3 and 5)

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
                                        (See Item 5)

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON    IN

=============================================================================

                                  SCHEDULE 13D


---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 12 of 23 Pages
---------------------------                    -------------------------------

==============================================================================
1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven Drucker

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS   SC

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States

-------------------------------------------------------------------------------

NUMBER OF       7.  SOLE VOTING POWER         0
 SHARES
BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY       8.  SHARED VOTING POWER       212,635 (See Item 5)
   EACH
 REPORTING      ---------------------------------------------------------------
PERSON WITH     9.  SOLE DISPOSITIVE POWER    0

                ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER  212,635 (See Item 5)

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   212,635
                                                (See Items 3 and 5)

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
                                        (See Item 5)

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON    IN

=============================================================================

                                  SCHEDULE 13D


---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 13 of 23 Pages
---------------------------                    -------------------------------

==============================================================================
1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Peter Baronoff

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS   SC

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States

-------------------------------------------------------------------------------

NUMBER OF       7.  SOLE VOTING POWER         0
 SHARES
BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY       8.  SHARED VOTING POWER       0
   EACH
 REPORTING      ---------------------------------------------------------------
PERSON WITH     9.  SOLE DISPOSITIVE POWER    0

                ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER  0

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON    IN

=============================================================================

                                  SCHEDULE 13D


---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 14 of 23 Pages
---------------------------                    -------------------------------

==============================================================================
1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Abby Crisses

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS   SC

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States

-------------------------------------------------------------------------------

NUMBER OF       7.  SOLE VOTING POWER         0
 SHARES
BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY       8.  SHARED VOTING POWER       0
  EACH
 REPORTING      ---------------------------------------------------------------
PERSON WITH     9.  SOLE DISPOSITIVE POWER    0

                ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER  0

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON    IN

=============================================================================

                                  SCHEDULE 13D


---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 15 of 23 Pages
---------------------------                    -------------------------------

==============================================================================
1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Stephen Meresman

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS   SC

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States

-------------------------------------------------------------------------------

NUMBER OF       7.  SOLE VOTING POWER         0
 SHARES
BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY       8.  SHARED VOTING POWER       0
  EACH
 REPORTING      ---------------------------------------------------------------
PERSON WITH     9.  SOLE DISPOSITIVE POWER    0

                ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER  0

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON    IN

=============================================================================

                                  SCHEDULE 13D


---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 16 of 23 Pages
---------------------------                    -------------------------------

==============================================================================
1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Bruce Levine

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS   SC

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States

-------------------------------------------------------------------------------

NUMBER OF       7.  SOLE VOTING POWER         0
 SHARES
BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY       8.  SHARED VOTING POWER       0
   EACH
 REPORTING      ---------------------------------------------------------------
PERSON WITH     9.  SOLE DISPOSITIVE POWER    0

                ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER  0

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON    IN

=============================================================================

                                  SCHEDULE 13D


---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 17 of 23 Pages
---------------------------                    -------------------------------

==============================================================================
1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Jack Battipaglia

------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [x]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS   SC

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States

-------------------------------------------------------------------------------

NUMBER OF       7.  SOLE VOTING POWER         0
 SHARES
BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY       8.  SHARED VOTING POWER       0
   EACH
 REPORTING      ---------------------------------------------------------------
PERSON WITH     9.  SOLE DISPOSITIVE POWER    0

                ---------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER  0

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON    IN

=============================================================================

---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 18 of 23 Pages
---------------------------                    -------------------------------



ITEM 1.   SECURITY AND ISSUER.
          -------------------

          The Schedule 13D initially filed on October 28, 1998 (the "Schedule 13D") by the reporting persons set forth in Exhibit 1 thereto (the "Original Reporting Persons") relating to the common stock, $.01 par value per share (the "Common Stock"), issued by Todhunter International, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 222 Lakeview Avenue, Suite 1500, West Palm Beach, Florida 33401, is hereby amended by this Amendment No. 1 to the Schedule 13D.


ITEM 2 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a) This Amendment No. 1 to Schedule 13D is filed by the Original Reporting Persons and Efficiency Enterprises, Inc., a New York corporation ("Efficiency"). The shareholders of Efficiency (the "Efficiency Shareholders") are: (i) Linda Merinoff, Barbara Merinoff, Spencer Merinoff, Charles Merinoff and Cathy Ellen Onufrychuk, each of whom is an Original Reporting Person and a child of Herman Merinoff; and (ii) Patricia North, Nancy Stone and Steven Drucker, each of whom is an Original Reporting Person and a sibling of the other, and each of whom is a niece or nephew of Herman Merinoff. Each Efficiency Shareholder owns 12.5% of the outstanding capital stock of Efficiency. Herman Merinoff, Merinoff Family Co., LLC, a New York limited liability company (the "LLC") and Efficiency may be deemed to be a "group" for purposes of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by virtue of the family relationship among Mr. Merinoff, the members of the LLC and the Efficiency Shareholders. The members of the LLC are Linda Merinoff, Barbara Merinoff, Spencer Merinoff, Charles Merinoff and Cathy Ellen Onufrychuk (the "LLC Members"). Spencer Merinoff serves as manager of the LLC. The Original Reporting Persons other than the LLC may be deemed a "group" for purposes of Rule 13d-5(b)(1) under the Act as a result of their agreement to acquire an aggregate of 261,214 shares of Common Stock in connection with their sale to the Company of all of their shares of common stock, no par value per share, of Blair Importers Ltd., a New York corporation ("Blair") (such transaction, the "Merger"), which shares constituted all of the outstanding shares of common stock of Blair. In addition to the shares of Common Stock acquired pursuant to the Merger, on May 3, 1995, Herman Merinoff acquired an additional 2,000 shares of Common Stock on the open market at a price of $10.75 per share, or an aggregate of $21,500. The LLC became an Original Reporting Person by virtue of its acquisition on May 5, 1995, of 3,000 shares of Common Stock on the open market at a price of $10.00 per share, or an aggregate of $30,000. The LLC acquired an additional 2,000 shares of Common Stock on July 31, 1995, on the open market at a price of $9.58 per share, or an aggregate of $19,160.

          On October 28, 1998, all of the Original Reporting Persons other than Herman Merinoff and the LLC agreed to sell all of their shares of Common Stock to Efficiency. The Original Reporting Persons and Efficiency are filing this Amendment No. 1 to Schedule 13D on their own behalf and not on behalf of any other parties. The agreement by the Original Reporting Persons other than the LLC to sell their shares of common stock of Blair to the Company is more fully described in Item 3 of the Schedule 13D and Item 5 of this Amendment No. 1 to
Schedule 13D. The agreement by all of the Original Reporting Persons other than Herman Merinoff and the LLC to sell their shares of Common Stock to Efficiency is more fully described in Items 4 and 5 of this Amendment No. 1 to Schedule 13D.

          (b) The address of Efficiency and each of the Original Reporting Persons is as set forth on Exhibit 1 hereto.

          (c) The present principal occupation, employment or business of each Original Reporting Person and Efficiency and the name and principal business address of the corporation or other organization in which such employment is conducted or the state of incorporation, as appropriate, is as set forth on
Exhibit 1 hereto.

          (d) During the last five years, neither Efficiency nor any Original Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Efficiency nor any Original Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each Original Reporting Person other than the LLC is a United States citizen.


ITEM 4 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          The text of Item 2 of this Amendment No. 1 to Schedule 13D and the text of Item 3 of the Schedule 13D are hereby incorporated herein by reference.

---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 19 of 23 Pages
---------------------------                    -------------------------------


          IN August 1994, all of the Original Reporting Persons other than the LLC sold their shares of common stock of Blair to the Company. As partial consideration for their shares of common stock of Blair, the Original Reporting Persons other than the LLC received an aggregate of 261,214 shares of Common Stock, which shares were placed in escrow. During the time such shares were held in escrow, the Original Reporting Persons other than the LLC had no voting or dispositive powers with respect to such shares. Such shares were released from escrow on August 21, 1998. The Original Reporting Persons other than the LLC filed the Schedule 13D as a "group" pursuant to Rule 13-d(5)(b)(1) under the Act due to their collective agreement to acquire the 261,214 shares of Common Stock in exchange for their shares of common stock of Blair. The LLC filed the
Schedule 13D with the Original Reporting Persons to report its acquisition of an aggregate of 5,000 shares of Common Stock and to report the family relationship among the LLC Members and certain of the other Original Reporting Persons.

          On October 28, 1998, all of the Original Reporting Persons other than Herman Merinoff and the LLC sold their shares of Common Stock to Efficiency in a private transaction pursuant to which Efficiency became the beneficial owner of an aggregate of 212,635 shares of Common Stock. Each selling Original Reporting Person received $8.25 per share for each share of Common Stock sold. The aggregate sales price for the 212,635 shares of Common Stock purchased by Efficiency was $1,754,238.75. Accordingly, the Original Reporting Persons other than Herman Merinoff, the LLC, the LLC Members (who are identified in Item 2 of this Amendment No. 1 to Schedule 13D) and the Efficiency Shareholders (who are identified in Item 2 to this Amendment No. 1 to Schedule 13D) are filing this Amendment No. 1 to Schedule 13D to report that they no longer beneficially own any shares of Common Stock and are no longer a part of the reporting "group" for purposes of Rule 13-d(5)(b)(1) under the Act. Herman Merinoff, the LLC, the LLC Members, Efficiency and the Efficiency Shareholders (the "New Reporting Persons") are filing this Amendment No. 1 to Schedule 13D to report the sale of the shares of Common Stock to Efficiency.

          The New Reporting Persons have acquired the shares of Common Stock for investment purposes. The primary interest of the New Reporting Persons is to maximize the value of their respective investments in the Company. To this end, Herman Merinoff, the LLC and Efficiency intend to review, individually or together, from time to time, the Company's business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, Herman Merinoff, the LLC and Efficiency, individually or together, will continue to consider various alternative courses of action and will in the future take such actions, individually or together, with respect to their respective investments in the Company as they deem appropriate in their discretion in light of the circumstances existing from time to time. Such actions may involve the purchase of additional shares of Common Stock and, alternatively, may involve the sale of all or a portion of the shares of Common Stock beneficially owned by them in the open market or in privately negotiated transactions to one or more purchasers.

          Other than as stated in Item 4 hereof, the New Reporting Persons do not currently have any definitive plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)  Any action similar to any of those enumerated above.

---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 20 of 23 Pages
---------------------------                    -------------------------------


ITEM 5 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          The text of Item 3 of the Schedule 13D and the text of Item 4 of this Amendment No. 1 to Schedule 13D are hereby incorporated herein by reference.

          The summary of the agreements discussed in this Item are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto and are incorporated herein by reference.

          (a) As of October 28, 1998, each Original Reporting Person and Efficiency beneficially owned such number of shares of Common Stock as is set forth beside such party's name on Exhibit 1 attached hereto. Such shares in the aggregate represent approximately 5.4% of the outstanding shares of Common Stock. As a result of the family relationship among Herman Merinoff, the LLC Members (who are identified in Item 2 of this Amendment No. 1 to Schedule 13D) and the Efficiency Shareholders (who are identified in Item 2 of this Amendment No. 1 to Schedule 13D), Mr. Merinoff, the LLC, the LLC Members, Efficiency and the Efficiency Shareholders may be deemed to be acting as a "group" for purposes of Rule 13d-5(b)(1) under the Act. Notwithstanding the fact that the New Reporting Persons may constitute a "group" for purposes of Rule 13d-5(b)(1) under the Act, Herman Merinoff, the LLC, the LLC Members, Efficiency and the Efficiency Shareholders disclaim beneficial ownership of any shares owned by each other. The LLC Members and the Efficiency Shareholders may be deemed to share voting and dispositive power over the shares of Common Stock owned by the LLC and Efficiency, respectively. Each LLC Member and Efficiency Shareholder disclaims beneficial ownership of the shares of Common Stock owned by the LLC and Efficiency, respectively. Other than the agreement by the Original Reporting Persons to acquire the 261,214 shares of Common Stock pursuant to the Merger, the separate acquisitions by Herman Merinoff and the LLC of an aggregate of 7,000 shares of Common Stock on the open market and the agreement by the Original Reporting Persons other than Herman Merinoff and the LLC to sell their shares of Common Stock to Efficiency, there are no other agreements, arrangements or understandings with respect to the voting or disposition of the shares of Common Stock beneficially owned by the New Reporting Persons.

          (b) As of October 28, 1998, the New Reporting Persons may be deemed to have an interest in the shares of Common Stock of the Company as set forth on
Exhibit 1 attached hereto:

          (c)  Other than as set forth in Item 4 of this Amendment No. 1 to
Schedule 13D, the Original Reporting Persons and Efficiency did not consummate any transactions in respect of the Common Stock of the Company during the past sixty days.

          (d) Other than Charles Merinoff, Spencer Merinoff, Cathy Ellen Onufrychuk, Peter Baronoff, the LLC and Efficiency, no person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

          (e)  Not applicable.


ITEM 6 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          -------------------------------------------------------------
          RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------

          The text of Items 2, 4 and 5 are hereby incorporated herein by reference.

          The summary of the agreements discussed in this Item are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto and are incorporated herein by reference.

          Other than as described above and in Items 2, 4 and 5 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the New Reporting Persons and any other person with respect to any shares of Common Stock of the Company, including but not limited to transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO  BE FILED AS EXHIBITS.
          ---------------------------------

          The following documents are filed as exhibits:

          Exhibit 1. New Reporting Persons, Occupations, Business, Addresses and Shareholdings.

---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 21 of 23 Pages
---------------------------                    -------------------------------


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                    /s/ Herman Merinoff
                                    --------------------------------------
                                    Herman Merinoff


                                    EFFICIENCY ENTERPRISES, INC.


                                    By:/s/ Joseph Martarella
                                    --------------------------------------
                                    Joseph Martarella
                                    President


Dated:  October 30, 1998

---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 22 of 23 Pages
---------------------------                    -------------------------------


                                   EXHIBIT 1
                                   ---------

===========================================================================================================================
                                                                                                                  SHARES
                                            OCCUPATION OR                   EMPLOYER ADDRESS OR                BENEFICIALLY
NAME/ADDRESS                              PRINCIPAL BUSINESS               STATE OF INCORPORATION                  OWNED
------------                        ------------------------------  ------------------------------------      -------------
---------------------------------------------------------------------------------------------------------------------------

Herman Merinoff                          Chairman                   Charmer Industries Inc.                     50,979
10 Westcliff Drive                                                  19-50 48th Street
Lake Success, NY 11020                                              Astoria, NY 11105
---------------------------------------------------------------------------------------------------------------------------
Merinoff Family Co., LLC                Investment Management       New York                                     5,000
c/o Andrew Crisses
1615 Northern Boulevard
Manhasset, NY 11030
---------------------------------------------------------------------------------------------------------------------------
Efficiency Enterprises, Inc.            Auto/Truck Leasing          New York                                   212,635
18-43 43rd Street
Astoria, NY 11105
---------------------------------------------------------------------------------------------------------------------------
Linda Merinoff                          Self-employed-              N/A                                        217,635(1)
1639 Ben Lomond Drive                   Free-lance writer
Glendale, CA 91202
---------------------------------------------------------------------------------------------------------------------------
Barbara Merinoff                        Self-employed - Independent 360 East 72nd Street                       217,635(1)
360 East 72nd Street                    travel contractor           New York, NY 10021
New York, NY 10021
---------------------------------------------------------------------------------------------------------------------------
Spencer Merinoff                        President                   Premier Beverage Company, LLC              217,635(1)
3700 Island Boulevard                                               3700 Commerce Parkway
Williams Island, FL 33160                                           Miramar, FL 33025
---------------------------------------------------------------------------------------------------------------------------
Charles Merinoff                        President                   Charmer Industries, Inc.                   217,635(1)
317 Massachusetts Avenue                                            19-50 48th Street
Haworth, NJ 07641                                                   Astoria, NY 11105
---------------------------------------------------------------------------------------------------------------------------
Cathy Ellen Onufrychuk                 Homemaker                    N/A                                        217,635(1)
6685 Rutlege Drive
Fairfax Station, VA 22039
---------------------------------------------------------------------------------------------------------------------------
Patricia North                         Homemaker                    N/A                                        212,635(1)
10 Farmers Road
Kings Point, NY 11024
---------------------------------------------------------------------------------------------------------------------------
Nancy Stone                            Homemaker                    N/A                                        212,635(1)
7 Channel Drive
Kings Point, NY 11024
---------------------------------------------------------------------------------------------------------------------------
Steven Drucker                         President                    Service-Universal Distributors, Inc.       212,635(1)
8 Emerson Road                                                      19-50  48th Street
Brookville, NY 11545                                                Astoria, NY 11105
---------------------------------------------------------------------------------------------------------------------------

                                                                                      SOLE POWER TO    SHARED POWER
                                     SHARES    SOLE POWER TO     SHARED POWER         DISPOSE OR TO    TO DISPOSE OR
                                     OWNED      VOTE OR TO      TO VOTE OR TO           DIRECT THE     TO DIRECT THE
           NAME/ADDRESS             DIRECTLY  DIRECT THE VOTE  DIRECT THE VOTE        DISPOSITION OF  DISPOSITION OF
           ------------             --------  ---------------  ---------------        --------------  --------------

Herman Merinoff                       50,979           50,979                0           50,979               0
10 Westcliff Drive
Lake Success, NY 11020
---------------------------------------------------------------------------------------------------------------------------
Merinoff Family Co., LLC               5,000            5,000                0            5,000               0
c/o Andrew Crisses
1615 Northern Boulevard
---------------------------------------------------------------------------------------------------------------------------
Manhasset, NY 11030
Efficiency Enterprises, Inc.         212,635          212,635                0          212,635               0
18-43 43rd Street
---------------------------------------------------------------------------------------------------------------------------
Linda Merinoff                             0                0        217,635(1)               0       217,635(1)
1639 Ben Lomond Drive
Glendale, CA 91202
---------------------------------------------------------------------------------------------------------------------------
Barbara Merinoff                           0                0        217,635(1)               0       217,635(1)
360 East 72nd Street
New York, NY 10021
---------------------------------------------------------------------------------------------------------------------------
Spencer Merinoff                           0                0        217,635(1)               0       217,635(1)
3700 Island Boulevard
Williams Island, FL 33160
---------------------------------------------------------------------------------------------------------------------------
Charles Merinoff                           0                0        217,635(1)               0       217,635(1)
317 Massachusetts Avenue
Haworth, NJ 07641
---------------------------------------------------------------------------------------------------------------------------
Cathy Ellen Onufrychuk                     0                0        217,635(1)               0       217,635(1)
6685 Rutlege Drive
Fairfax Station, VA 22039
---------------------------------------------------------------------------------------------------------------------------
Patricia North                             0                0        212,635(1)               0       212,635(1)
10 Farmers Road
Kings Point, NY 11024
---------------------------------------------------------------------------------------------------------------------------
Nancy Stone                                0                0        212,635(1)               0       212,635(1)
7 Channel Drive
Kings Point, NY 11024
---------------------------------------------------------------------------------------------------------------------------
Steven Drucker                             0                0        212,635(1)               0       212,635(1)
8 Emerson Road
Brookville, NY 11545
---------------------------------------------------------------------------------------------------------------------------

---------------------------                    -------------------------------
CUSIP No.  0008890501                          Page 23 of 23 Pages
---------------------------                    -------------------------------


===========================================================================================================================
                                                                                                                  SHARES
                                            OCCUPATION OR                   EMPLOYER ADDRESS OR                BENEFICIALLY
NAME/ADDRESS                              PRINCIPAL BUSINESS               STATE OF INCORPORATION                  OWNED
------------                        ------------------------------  ------------------------------------      -------------
---------------------------------------------------------------------------------------------------------------------------

Peter Baronoff                                President                     Sun Capital, Inc.                       0
3969 N.W. 52nd Street                                                       929 Clint Moore Road
Boca Raton, FL 33498                                                        Boca Raton, FL 33487
---------------------------------------------------------------------------------------------------------------------------
Abby Crisses                                  Homemaker                     N/A                                     0
8 Cow Lane
Kings Point, NY 11024
---------------------------------------------------------------------------------------------------------------------------
Stephen Meresman                              Vice President                Charmer Industries Inc.                 0
381 West Neck Road                                                          19-50  48th Street
Lloyd Harbor, NY 11743                                                      Astoria, NY 11105
---------------------------------------------------------------------------------------------------------------------------
Bruce Levine                                  Vice President                Charmer Industries Inc.                 0
221 Melbourne Road                                                          19-50  48th Street
Great Neck, NY 11021                                                        Astoria, NY 11105
---------------------------------------------------------------------------------------------------------------------------
Jack Battipaglia                              Vice President                Charmer Industries Inc.                 0
5 Caterina Court                                                            19-50  48th Street
Dix Hills, NY 11746                                                         Astoria, NY 11105
---------------------------------------------------------------------------------------------------------------------------

                                                                                      SOLE POWER TO    SHARED POWER
                                     SHARES    SOLE POWER TO     SHARED POWER         DISPOSE OR TO    TO DISPOSE OR
                                     OWNED      VOTE OR TO      TO VOTE OR TO           DIRECT THE     TO DIRECT THE
           NAME/ADDRESS             DIRECTLY  DIRECT THE VOTE  DIRECT THE VOTE        DISPOSITION OF  DISPOSITION OF
           ------------             --------  ---------------  ---------------        --------------  --------------

Peter Baronoff                        0             0                0                     0                 0
3969 N.W. 52nd Street
Boca Raton, FL 33498
---------------------------------------------------------------------------------------------------------------------------
Abby Crisses                          0             0                0                     0                 0
8 Cow Lane
Kings Point, NY 11024
---------------------------------------------------------------------------------------------------------------------------
Stephen Meresman                      0             0                0                     0                 0
381 West Neck Road
Lloyd Harbor, NY 11743
---------------------------------------------------------------------------------------------------------------------------
Bruce Levine                          0             0                0                     0                 0
221 Melbourne Road
Great Neck, NY 11021
---------------------------------------------------------------------------------------------------------------------------
Jack Battipaglia                      0             0                0                     0                 0
5 Caterina Court
Dix Hills, NY 11746
---------------------------------------------------------------------------------------------------------------------------


-----------------------------
(1) Include shared beneficial ownership of 212,635 shares of Common Stock directly owned by Efficiency Enterprises, Inc. ("Efficiency") and 5,000 shares of Common Stock directly owned by Merinoff Family Co., LLC (the "LLC"). Reporting Person disclaims beneficial ownership of such shares.